

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mordechay David, President
Winecom, Inc.
c/o EastBiz.com, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **Winecom, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 13, 2010**
> **File No. 333-167227**

Dear Mr. David:

We have reviewed the above-captioned filing and your response letter dated September 13, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated September 3, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 Registration Statement filed September 13, 2010

Risk Factors

General

1. Please include a risk factor addressing the risks associated with the new offering structure. In particular, we would expect such risk factor to alert investors to the fact that the offering proceeds, if any, may not be sufficient to fund planned operations and my not even cover the costs of the offering, such that post-offering the company may be in worse

financial condition than it was prior to commencement of the offering. Consider
presenting this risk factor near the beginning of the risk factors section.

2.   It appears as though the company will only be subject to the periodic reporting
obligations imposed by Section 15(d) of the Securities Exchange Act of 1934. Yet, you
have not alerted investors to the fact that the company will not be a fully reporting
company, or explained the consequences of its future reporting status as a Section 15(d)
filer. In your next amendment, please include a risk factor alerting investors to the
limited nature of the company's required reporting obligations and how those
responsibilities vary from other duties imposed on fully reporting entities.

Use of Proceeds, page 8

3.   We note that your offering is not structured to require that a minimum amount of shares
be sold. As such, we would expect your discussion of use of proceeds to address the
possibility that no proceeds will be raised in this offering, and the corresponding impact
on your proposed business plans. Please ensure that your enhanced disclosure in this
section is consistent with your disclosure in Management's Discussion and Analysis,
including your discussions regarding your plan of operations and liquidity needs.

4.   On page 9, you state that "in all events [you] expect to proceed with [your] business plan
as contemplated and [you] would have sufficient capital to sustain [your] operations and
maintenance throughout [your] first year." Yet, elsewhere in the registration statement
you indicate that if you are not able to sell a sufficient number of shares you will be
required to scale down your operations and that your estimated funding needs for the next
twelve months are between $27,000 and $47,500. Given the foregoing, as well as your
offering expenses of $12,500 and the anticipated costs associated with your status as a
public reporting company, please delete or revise the quoted language.

Management's Discussion and Analysis

General

5.   Throughout Management's Discussion and Analysis, and elsewhere in your registration
statement, please ensure that your discussion of planned operations and capital
expenditures is consistent with your disclosure on pages 8 and 29 regarding anticipated
uses of proceeds. In this regard, by way of example, we note your disclosure on page 31
indicating that you budgeted a minimum of $5,000 and maximum of $10,000 for the
Adwords campaign, depending on the size of the offering. Yet, in the event you sell less
than 600,000 shares, based on your disclosure on page 29, it appears that you have not
budgeted any funds towards the Adwords campaign. Please review and revise your
disclosure accordingly.

6.   Since your offering is no longer subject to a minimum raise, your disclosure should clearly state your assumptions regarding the level of offering success that will enable you to fulfill your business goal. We note that on page 30, you discuss your main objectives in months six through twelve following the offering, yet it is not clear to investors that such activities will likely only be accomplished if you gross at least $40,000 in the offering. By way of further example, on page 30 you also describe your planned efforts in the first six months following the offering, assuming at least 600,000 shares are sold. Yet the subsequent discussion involves capital expenditures that either exceed the amount of such net proceeds or are inconsistent with your previously described used of proceeds. Please review and revise your registration statement to ensure that you clearly communicate your assumptions regarding the success of the offering and the corresponding impacts such outcome will have on your short and long term objectives and ability to execute your business plan.

Liquidity and Capital Resources, page 32

7.   Please more clearly state the minimum dollar amount of capital you expect will be needed to fund your planned operations for a period of twelve months from the date of the prospectus. We note that you believe that existing capital resources will be exhausted by December 31, 2010 and that funds would thereafter be used in operations at an average rate of $8,000 per month. In expressing your needs for capital for the twelve months following the effective date, please clearly state that your estimate of needed capital is computed without taking into account any revenues from future operations, which are not assured.

Financial Statements, page F-1

8.   Please amend your registration statement to update the financial statements in accordance with Rule 8.08 of Regulation S-X.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462. Thereafter, if you require further assistance, please feel free to contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark Shuman
Branch Chief

cc: Via Facsimile: (604) 681-4760
        William L. MacDonald
        MacDonald Tuskey Corporate & Securities Lawyers